UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 PROMULGATED THEREUNDER

ABLEAUCTIONS.COM, INC.
(Exact name of registrant as specified in charter)

000-28179	Florida	59-3404233
(Commission File Number)	(State or other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)
Suite 454 – 4111 Hastings Street Burnaby, British Columbia Canada V5C 6T7 (Address of Principal Executive Offices and zip code)

604-293-3933
 (Registrant’s telephone number, including area code)

February 5, 2010

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 PROMULGATED THEREUNDER

This Information Statement is being provided for informational purposes only.  No vote or other action of the shareholders of Ableauctions.com, Inc. is required in connection with this Information Statement.  No proxies are being solicited and you are requested not to send a proxy to Ableauctions.com, Inc.

INTRODUCTION

This Information Statement is being furnished to shareholders of record as of February 1, 2010 (“Record Date”), of the outstanding shares of common stock, $0.001 par value per share (the “Common Stock”) of Ableauctions.com, Inc., a Florida corporation (“Ableauctions” or the “Registrant”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission Rule 14f-1.  This Information Statement is being sent as notice of a proposed change in the majority of the directors of Ableauctions’ Board of Directors in connection with the closing of a share exchange transaction on February 5, 2010.  The Share Exchange Agreement was entered into on July 17, 2009 by and among Ableauctions, Abdul Ladha, Hanifa Ladha, Top Favour Limited, a British Virgin Islands company, and the shareholders of Top Favour Limited.  This Information Statement is being provided for information purposes only.  Ableauctions is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is required to be taken by Ableauctions’ shareholders.

CHANGE IN CONTROL TRANSACTION

On February 5, 2010, Ableauctions.com, Inc., a Florida corporation in a share exchange transaction (the “Exchange Transaction”), acquired a coal and coke producer based in China, referred to below as SinoCoking.  The Share Exchange Agreement (the “Exchange Agreement”) was entered into on July 17, 2009 by and among the Registrant, Abdul Ladha, the Registrant’s Chief Executive Officer, director and largest shareholder, Hanifa Ladha, Mr. Ladha’s spouse, Top Favour Limited, a British Virgin Islands company (“Top Favour”), and all of the shareholders of Top Favour’s issued and outstanding share capital (the “Top Favour Shareholders”).   Top Favour is a holding company that, through its wholly owned subsidiary Pingdingshan Hongyuan Energy Science and Technology Development Co., Ltd. (“Hongyuan”), controls Henan Province Pingdingshan Hongli Coal & Coke Co., Ltd. (“Hongli”), a coal and coke producer in Henan Province in the central region of the People’s Republic of China (“PRC” or “China”).  Hongli produces coke, coal, coal byproducts and electricity through its branch operation, Baofeng Coking Factory, and its wholly owned subsidiaries, Baofeng Hongchang Coal Co., Ltd. and Baofeng Hongguang Environment Protection Electricity Generating Co., Ltd, which we refer to collectively as the “Baofeng Subsidiaries”.  We refer to Hongli and the Baofeng Subsidiaries collectively as “Hongli Group”.  Top Favour controls Hongli Group through contractual arrangements with Hongli Group and its owners.  These contractual arrangements provide for management and control rights, and in addition entitle Top Favour to receive the earnings and control the assets of Hongli Group.  Other than the interests in these contractual arrangements, neither Top Favor nor Hongyuan has any equity interests in Hongli Group.   Top Favour, Hongyuan and Hongli Group are collectively referred to as “SinoCoking”.

Under the Exchange Agreement, at the closing on February 5, 2010 (the “Closing” and the date thereof, the “Closing Date”), the Registrant completed the acquisition of all of the issued and outstanding shares of Top Favour in exchange for the issuance of 13,117,952 restricted shares of common stock of the Registrant to the Top Favour Shareholders.  Immediately prior to the Exchange Agreement transaction, the Registrant had 8,114,197 pre-reverse split shares of common stock issued and outstanding.  Immediately after the closing of the Exchange Transaction and the issuance of the shares to the Top Favour Shareholders, the Registrant had 13,523,662 shares of post-reverse split common stock issued and outstanding (not including no more than 4,000 shares that will be required to be issued as “round-up” shares as a result of the reverse split).  As a result of the Exchange Transaction, the Top Favour Shareholders acquired shares constituting a majority of the issued and outstanding stock of Ableauctions, and Top Favour became Ableauctions’ wholly-owned subsidiary.  As a result of Top Favour becoming Ableauctions’ wholly-owned subsidiary, Ableauctions acquired the business and operations of SinoCoking.  On February 5, 2010, the name of the Registrant was changed to “SinoCoking Coal and Coke Chemical Industries, Inc.”

Pursuant to the terms of the Exchange Agreement, the four directors, namely Abdul Ladha, Barrett E.G. Sleeman, David Vogt and Michael Boyling, agreed to resign as the directors, subject to and immediately following the satisfaction of all three of the following conditions: (i) the closing of the Exchange Transaction, (ii) the appointment of one or more successor directors in accordance with the terms of the Exchange Agreement, and (iii) the expiration of the 10-day period following the filing and delivery of this Information Statement.  Pursuant to the Exchange Agreement, seven successor directors were appointed to the Board, namely, Jianhua Lv (Chairman of the Board of Directors), Liuchang Yang, Hui Zheng, Hui Huang, Yushan Jiang, Jin Yao and Haoyi Zhang.  The biographical summaries of each of these Board appointees appear below in this Information Statement in the section titled “Directors and Officers”.  The resignation of the former directors, and effective appointment of the seven successor directors, is subject to the conclusion of the ten-day period that follows the date on which this Schedule 14f-1 is filed with the Commission and transmitted to the Registrant’s shareholders of record.  This Schedule 14f-1 will be mailed to the shareholders of record on or about February 5, 2010.  The above ten-day period is expected to conclude on or about February 15, 2010.

The Exchange Agreement additionally provides that Mr. Abdul Ladha will resign from all of his officer positions at the Registrant (President, Chief Executive Officer, Chief Financial Officer and Secretary) effective as of the Closing Date. Concurrently with Mr. Ladha’s resignation from his officer positions, the following persons were appointed as successor officers of the Registrant, with their respective titles set forth below opposite such individual’s name and whose biographical descriptions appear below in the section titled “Directors and Officers”:

Name	Age	Position
Jianhua Lv	41	President, Chief Executive Officer
Liuchang Yang	54	Vice-President, Secretary
Zan (“Sam”) Wu	32	Chief Financial Officer
Hui Zheng	37	Vice President of Operations

Concurrently with the Closing, the Registrant also completed an equity financing under a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Registrant agreed to issue and sell 1,180,892 post-reverse-split shares of its common stock, and warrants for the purchase of up to an additional 590,446 shares of common stock with an exercise price of $12.00 per share, to thirty-four accredited investors for an aggregate purchase price of $7,085,352 (the “Initial Financing”).   The Initial Financing and the Exchange Transaction closed simultaneously on February 5, 2010.

VOTING SECURITIES

As of the Record Date, Ableauctions’ voting securities consisted of 8,114,197 issued and outstanding shares of Common Stock, $0.001 par value.  Holders of the Common Stock are entitled to one vote per share on all matters to be voted on by Ableauctions’ shareholders.  The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors.

DIRECTORS AND OFFICERS

New Directors and Executive Officers

The following table sets forth information regarding our directors and officers, who will take office following the Closing and upon compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.   None of these directors or officers has served as a director or officer of Ableauctions prior to the Closing.

Name	Age	Position
Jianhua Lv	41	President, Chief Executive Officer and Chairman of the Board of Directors
Liuchang Yang	54	Vice-President, Secretary and Director
Zan (“Sam”) Wu	32	Chief Financial Officer
Hui Zheng	37	Vice President of Operations and Director
Hui Huang	42	Independent Director
Yushan Jiang	55	Independent Director
Jin Yao	61	Independent Director
Haoyi Zhang	47	Independent Director

Business Experience

The following is a summary of the educational background and business experience during the past five years of each of the Registrant’s directors and executive officers.  The following information includes the person’s principal occupation during the period, and the name and principal business of the organization by which he or she was employed.

Jianhua Lv, Age 41

Jianhua Lv has been the executive director and chairman of Hongli since 1996, when he founded the company.  Prior to this, from 1989 to 1996 Mr. Lv held a number of positions at the Henan Province Pingdingshan Coal Group, where he has developed many years of experience in the coal and coking industries.  In early 2007, Mr. Lv was appointed as a standing committee member of the Chinese People’s Political Consultative Conference of Baofeng, Henan Province, and as a standing committee member of the National People’s Congress of Baofeng, Henan Province. Mr. Lv has been honored as an outstanding entrepreneur of the year in 2003 and 2004.  Mr. Lv holds a bachelors degree from Henan University in Chinese, a master degree in economics from Henan University, and a master of law degree from the Central Party School.

Liuchang Yang, Age 54

Liuchang Yang has served as a director of Hongli since 2003, and as its Vice Chairman since January 2006.  Prior to this, Mr. Yang held various offices at the Registrant’s predecessors from 1983 to 2005, including secretary, deputy director, director and general manager of human resources.  Mr. Yang has extensive experience in management, human resources and administration.  Mr. Yang holds a bachelor’s degree in Law from Beijing University, a degree from the Center Party School in Economics and Management, and a graduate degree in Finance and Banking from the Chinese Academy of Social Sciences.

Zan (“Sam”) Wu, Age 32

Zan Wu has served as the chief financial officer of Hongli since July 2009.  Prior to this, Mr. Wu worked as an auditor at the Zhong Rui Hui Accounting Firm from 2000 to 2001.  Mr. Wu was a financial analyst at VIR Consultancy Ltd. from 2003 to 2004.  From 2004 through 2006, Mr. Wu held the positions of assistant manager and financial manager at Domino Scientific Equipment Ltd.  Mr. Wu was the chief representative of Global American, Inc. (China Representative Office) from 2006 – 2009.  Mr. Wu holds a bachelor’s degree in accounting from the Capital University of Economics and Business and a master’s degree in financial management and control from Aston Business School.

Hui Zheng, Age 37

Hui Zheng has served as vice manager of Human Resources at Henan Province Pingdingshan Hongli Coal & Coke Co., Ltd. (SinoCoking) since 2006.  Prior to this Mr. Zheng worked at SinoCoking as a stastician, secretary and vice-dean from 1998 until 2006.  Mr. Zheng has worked in the materials industry since 1996.  Mr. Zheng holds a degree from Zhengzhou University.

Hui Huang, Age 42

Hui Huang is the chairman and chief executive officer of Wuhan Pingdingshan Coal and Wuhan Steel Unification Coking Company.  Mr. Huang has also served as director of sales and administration of the same company from 1985 to 1996.  He then served as director of the Economics and Technology Cooperation Center of the Pingdingshan Coal Group (now known as the Wuhan Pingdingshan Coal and Wuhan Steel Unification Coking Company) from 1996 to 2008, of which he is now chairman of the board.  Mr. Huang is also a director of the China Association of Comprehensive Resource Utilization, a vice-director of the Henan Institute of Coal (a branch of the China Association of Comprehensive Resource Utilization), and vice-secretary of the Pingdingshan Youth Union.

Yushan Jiang, Age 55

Yushan Jiang has served as the chief executive officer of the Pingdingshan Coal Group Shoushan Coking Co., Ltd. since February 2007.  Prior to this, from 2001 to 2007, he was chief engineer at the Henan Tianhong Coking Company.   Prior to this Mr. Jiang developed expensive experience in the coking industry as he held numerous positions since 1972 as a worker, director, and head of research and development for various coking operations.   Mr. Jiang is also currently a vice-director and member of the Coking Committee of the Henan Province Metals Association, and vice-secretary of the Henan Province Institute of Coal & Coke.  Mr. Jiang holds a Bachelor’s degree in Coal and Chemistry from the Wuhan College of Iron & Steel.

Jin Yao, Age 61

Jin Yao is vice-chairman of the China Division of the Asia Pacific CEO Association, a position he has held since 2003.  Prior to this Mr. Yao served as general manager at the Beijing Gaoping Technology Development Company from 1989 to 2003.  Mr. Yao holds a bachelor’s degree and a master’s degree in Electrical Engineering from the Beijing Institute of Technology.

Haoyi Zhang, Age 47

Haoyi Zhang serves as the chief financial officer of Henan Pinggao Electricity Ltd., one of the major A-Share public companies traded on the Shanghai Stock Exchange, a position he has held since January 2005. From January 2005 to March 2009, he served as the chief accountant of Henan Pinggao DongZhi Gao Ya Kaiguan Ltd., a Sino-Japanese Joint Venture with Toshiba, concurrently with his position as the chief financial officer at Henan Pinggao Electricity Ltd.  From April to December 2004, he served as the chief accountant of Henan Pinggao DongZhi Gao Ya Kaiguan Ltd. Mr. Zhang held numerous positions from July 1995 to March 2004 as the deputy director, the director, the deputy chief accountant, the assistant general manager and the chief accountant at China Beifang Industry Company, Xiamen Branch.  Mr. Zhang holds a Bachelor’s degree in Accounting from Xiamen University and an EMBA degree from Xian Jiaotong University.

LEGAL PROCEEDINGS

To the Registrant’s knowledge, none of the successor directors, officers or affiliates of the Registrant or any owner of more than five percent of the Registrant’s Common Stock (beneficially or of record) is a party adverse in interest to the Registrant in any legal proceeding.

FAMILY RELATIONSHIPS

There are no family relationships among any of the Registrant’s directors, executive officers and proposed directors or executive officers.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

None of our promoters, control persons, directors or officers, or any proposed directors or officers, have been involved in any of the following events during the past five years: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offenses; (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or (4) being found by a court of competent jurisdiction, in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Related Party Transactions of Management

Messrs. Jianhua Lv, Liuchang Yang, Hui Zheng, Hui Huang, Yushan Jiang, Jin Yao and Haoyi Zhang are each considered related parties, since they are to be appointed to the Board of Directors upon consummation of the Exchange Transaction.  None of these individuals have engaged in any transactions with the Registrant, or in any transactions in which any of the foregoing individuals had or will have a direct or indirect material interest, except as follows:

Top Favour has loans from Mr. Jianhua Lv, a majority beneficial shareholder, President and Chief Executive Officer of Top Favour, and Mr. Liuchang Yang, Director and Vice President of Hongli.  Mr. Lv and Mr. Yang provided the funds for Top Favour’s acquisitions of the coal mine, Baofeng Coking, and to fund construction of the power plant.  These loans are unsecured, payable on demand and bear no interest.  Top Favour had paid off the loans related to the aforesaid business acquisitions before June 30, 2009, and did not impute interest for the three months ended September 30, 2009.  Top Favour imputed the interest on loans from Mr. Lv and Mr. Yang based on the prevailing rate which was 8.89% for the three months September 30, 2008.

Payables to Mr. Lv, and Mr. Yang as of September 30, 2009 and June 30, 2009 were as follows:

Due to	September 30, 2009 (Unaudited)	June 30, 2009	Term	Manner of Settlement

Mr. Jianhua Lv	$1,317,611	$1,281,304	Short term	Cash
Mr. Liuchang Yang	225,495	259,033	Short term	Cash
Total	$1,543,106	$1,540,337

DIRECTOR INDEPENDENCE

Among the seven individuals appointed to the Board of Directors in connection with the Closing of the Exchange Transaction, the Board of Directors believes three of such individuals are not independent, and four meet the criteria for independence under the Nasdaq rules.

AUDIT, NOMINATING AND COMPENSATION COMMITTEES OF THE BOARD OF DIRECTORS

Following the Closing of the Exchange Transaction and when the appointed directors take office, the Board of Directors will have three standing committees: the audit committee, nominating committee and compensation committee.

Our Audit Committee will consist of three independent directors: Haoyi Zhang (chairman), Jin Yao and Yushan Jiang.  Mr. Zhang will serve, and is qualified to serve, as the audit committee financial expert.  The Audit Committee is responsible for recommending to the Board of Directors the selection of independent public accountants to audit our books and records annually, to discuss with the independent auditors and internal financial personnel the scope and results of any audit, to review and approve any nonaudit services performed by our independent auditing firm, and to review certain related party transactions.  Prior to the Closing, Ableauctions maintained an audit committee, which met four times during the last fiscal year.  The audit committee operates under a written charter adopted by the Board of Directors.  The Board of Directors also will designate Haoyi Zhang to serve as the audit committee financial expert for our Board, effective once he takes office as a director.

Our compensation committee will consist of three independent directors: Jin Yao (chairman), Hui Huang and Yushan Jiang.  In evaluating director candidates, our Compensation Committee will into account the entire background of the particular candidate, including his or her business experience, specialized skills or experience possessed by the particular candidate, and the candidate’s integrity and reputation.  Executive officer and director compensation is also determined by examining the entirety of the circumstances, including the experience and responsibilities of the particular individual as well as the amount of time devoted to the Registrant’s business. Our Board of Directors does not have a fixed policy regarding the consideration of director candidates recommended by shareholders and has not provided a process for shareholders to nominate director candidates.  Prior to the Closing, the Ableauctions Board did not maintain a Compensation Committee, and the functions that would have been performed by such a committee were instead performed by the full board of directors.

Our Nominating Committee will consist of three independent directors: Hui Huang (chairman), Yushan Jiang, and Jin Yao.   Our Nominating Committee is responsible for: (a) assisting the Board in determining the desired experience, mix of skills and other qualities to assure appropriate Board composition, taking into account the current Board members and the specific needs of the Company and the Board; (b) identifying highly qualified individuals meeting those criteria to serve on the Board; (c) proposing to the Board a slate of nominees for election by the shareholders at the Annual Meeting of Shareholders and prospective director candidates in the event of the resignation, death, removal or retirement of directors or a change in Board composition requirements; (d) reviewing candidates nominated by shareholders for election to the Board; (e) developing plans regarding the size and composition of the Board and its committees; (f) reviewing management succession plans; and (g) such other functions as the Board may from time to time assign to the Nominating Committee.  Prior to the Closing, the Ableauctions Board did not maintain a Nominating Committee, and the functions that would have been performed by such a committee were instead performed by the full board of directors.

MEETINGS OF DIRECTORS

The Registrant’s Board of Directors held several formal meetings during the most recently completed fiscal year; however, the successor Board members have not yet held any formal Board meetings. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of Florida and our By-laws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

SECURITY HOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

We do not have any separate process for communicating with the Board of Directors.  Communications to the Board of Directors may be directed to the Registrant at the address as set forth in this Information Statement, or as provided in future filings of the Company after the Closing.

EXECUTIVE AND DIRECTOR COMPENSATION

Director Compensation

Prior to the Closing, we paid no compensation to members of our Board of Directors for their service on the Board.  However, after the Closing we agreed to pay the successor directors an annual compensation of $10,000.

Executive Compensation for SinoCoking

The individuals who are to take office as the successor executive officers of the Registrant at the Closing received no compensation from Ableauctions prior to the date of the Closing.

SinoCoking has provided the following information to us about the historical compensation paid by SinoCoking to certain of its executive officers, prior to the Closing.  The table below shows, for the fiscal years ended December 31, 2009, 2008 and 2007, compensation paid by SinoCoking to its principal executive officers and principal financial officers during the time period indicated.  None of the executive officers of SinoCoking received total compensation in excess of USD $100,000.

Summary Compensation Table
Name and principal position	Year	Salary	Bonus or Commissions	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
	(1)	($)(2)	($)	($)	($)	($)	($)	($)	($)

Jianhua Lv President and CEO	2009	$8,357	0	0	0	0	0	0	$8,357
	2008	$8,230	0	0	0	0	0	0	$8,230
	2007	$7,663	0	0	0	0	0	0	$7,663

Jiangong Fan Chief Accountant	2009	$8,015	0	0	0	0	0	0	$8,015
	2008	$7,407	0	0	0	0	0	0	$7,407
	2007	$6,897	0	0	0	0	0	0	$6,897

(1)	For SinoCoking’s fiscal year, which is the twelve month period ending June 30th of the year indicated above.
(2)	Translated from Chinese RMB to U.S Dollars using an exchange rate of 6.82 RMB to US $1.00 for 2009, 7.29 RMB to US $1.00 for 2008, and 7.29 RMB to US $1.00 for 2007.

Disclosure to Summary Compensation Table

Historically, SinoCoking’s compensation program has consisted solely of a base salary for its executives.  The Registrant intends to maintain compensation levels that are consistent with the past practices of SinoCoking, and the Registrant has no immediate plans to change its executive compensation program after the Closing.  However, in the future the successor Board of Directors may at their discretion alter the amount and nature of compensation to be paid to the Registrant’s executive officers from time to time in order to attract and retain the services of the individuals who will help the Registrant achieve its business objectives and enhance value for shareholders, or for other reasons determined by such Board.

Outstanding Equity Awards at Fiscal Year-End

The Registrant has not granted any equity awards to its officers and directors during its last completed fiscal year through and up to the date of this Information Statement.

Employment Agreements for Management

Each of the executive officers of the Registrant is employed on an at-will basis, and the Registrant has not entered into any written employment agreements with any of its executive officers.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Beneficial Ownership and Management

The following table sets forth information, as of the applicable record date of February 1, 2010, regarding the beneficial ownership of the Registrant’s common stock by any person known to the Registrant to be the beneficial owner of more than 5% of the outstanding common stock, by directors and certain executive officers, and by all directors and executive officers of the Registrant as a group.

Name and Address (1)	Amount and Nature of Beneficial Ownership of Securities	Percentage of Class Beneficially Owned After the Exchange Transaction (2)
Jianhua Lv, President, Chief Executive Officer and Chairman of the Board of Directors	0	0%
Zan (“Sam”) Wu, Chief Financial Officer	0	0%
Liuchang Yang, Vice-President, Secretary and Director	0	0%
Hui Zheng, Vice President of Operations and Director	0	0%
Hui Huang, Director	0	0%
Yushan Jiang, Director	0	0%
Jin Yao, Director	0	0%
Haoyi Zhang, Director	0	0%
Other 5% Shareholders:
Honour Express Limited, a BVI Company	0	0%
Ruiyun Li	0	0%
All directors and executive officers as a group (8 persons)	0	0%

(1)
The address of each of our officers and directors is c/o SinoCoking Coal and Coke Chemical Industries, Inc., 10th Floor, Chengshi Xin Yong She, Tiyu Road, Xinhua District, Pingdingshan, Henan Province, China.

(2)
Based on 8,114,197 shares outstanding as of February 1, 2010, prior to the Closing.  Beneficial ownership is determined under the rules of the Commission. The number of shares shown as beneficially owned in the tables below are calculated pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934.

We note that as a result of the Closing of the Exchange Transaction on February 5, 2010, Honour Express Limited, Mr. Yang and Ms. Li will receive shares of the Registrant’s common stock as a part of the share exchange.  Honour Express Limited, a British Virgin Islands company, will receive 6,694,091 shares of common stock representing approximately 45.51% of the total and outstanding shares at the Closing.  Mr. Lv may be deemed to be a beneficial owner of the shares of the Registrant to be held by Honour Express Limited, because he is a director of that entity.  Mr. Yang will receive 574,566 shares of common stock representing approximately 3.91% of the total and outstanding shares at the Closing of the Exchange Transaction. Ms. Li will receive 913,009 shares of common stock representing approximately 6.21% of the total and outstanding shares at the Closing of the Exchange Transaction. The foregoing percentages are based on 14,708,554 shares issued and outstanding immediately following the Closing of the Exchange Transaction and Initial Financing.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABLEAUCTIONS.COM, INC. (Registrant)

By:	/s/ Abdul Ladha
Abdul Ladha
Chief Executive Officer

Dated:   February 4, 2010